As filed with the Commission on June 28, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2001**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.

Commission File No: 1-11311

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Lear Corporation Salaried Retirement Savings Plan
Lear Corporation Hourly Retirement Savings Plan
Lear Corporation Hourly 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

LEAR CORPORATION
21557 Telegraph Road
Southfield, Michigan 48086-5008

SUMMARY TABLE OF CONTENTS

REQUIRED INFORMATION

The Lear Corporation Salaried Retirement Savings Plan, the Lear Corporation Hourly Retirement Savings Plan and the Lear Corporation Hourly 401(k) Savings Plan, collectively hereinafter referred to as "the Plans," are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plans for the two fiscal years ended December 31, 2001 and 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix numbers 1 through 3, as listed in the Summary Table of Contents and incorporation herein by this reference. The consent of PricewaterhouseCoopers LLP attached hereto as an Exhibit is a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in the City of Southfield, Michigan on June 27, 2002.

Lear Corporation Salaried Retirement Savings Plan
Lear Corporation Hourly Retirement Savings Plan
Lear Corporation Hourly 401(k) Savings Plan

By: Lear Corporation, as Plan Administrator

By: ______________________
Name: Roger A. Jackson
Title: Senior Vice President – Human Resources

PRICEWATERHOUSECOOPERS

Lear Corporation Salaried Retirement Savings Plan

Financial Statements
As of December 31, 2001 and 2000

000003

Lear Corporation
Salaried Retirement Savings Plan
Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 200
40950 Woodward Avenue
Bloomfield Hills MI 48304-2260
Telephone (313) 394 6000
Facsimile (313) 394 3513

Report of Independent Accountants

To the Plan Administrator of Lear Corporation
Salaried Retirement Savings Plan

We have audited the accompanying statement of net asset available for benefits of Lear Corporation Salaried Retirement Savings Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The financial statements of the Plan as of December 31, 2000 and for the year then ended were audited by other independent accountants whose report, dated June 27, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 27, 2002

000005

Lear Corporation
Salaried Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000

	2001	2000
Assets		
Investments, at fair value		
Barclays Money Market Fund	$ 41,880,687	$ 39,197,092
Lear Corporation Stock Fund	52,090,244	35,830,292
SSGA S&P 500 Index Fund	26,980,680	29,548,697
Davis New York Venture Fund	25,364,461	29,318,073
MFS Emerging Growth Fund	17,458,519	22,114,952
Dodge & Cox Balanced Fund	24,498,179	17,584,440
EuroPacific Growth Fund	10,643,733	11,995,545
MFS Massachusetts Investors Growth Stock Fund	8,452,583	9,451,541
Bond Fund of America	7,528,272	4,661,633
Schwab Personal Choice Retirement Account	3,697,897	4,454,435
Vanguard Long-Term U.S. Treasury Portfolio Fund	5,004,635	1,479,711
Dreyfus Premier Balanced Fund	898,548	490,169
Total investments	224,498,438	206,126,580
Receivables		
Participant loans	5,797,523	4,762,426
Contributions	7,783,824	2,813,423
Accrued interest	93,586	-
Total receivables	13,674,933	7,575,849
Cash equivalents	1,659,208	796,345
Total assets	239,832,579	214,498,774
Liabilities		
Accrued expenses	85,368	139,492
Net assets available for benefits	$ 239,747,211	$ 214,359,282

The accompanying notes are an integral part of the financial statements.

000006

Lear Corporation
Salaried Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

Additions	
Additions to net assets attributed to	
Net appreciation in fair value of investments	$ 1,651,975
Interest and dividend income	2,699,140
	4,351,115
Contributions	
Employee contributions	33,929,902
Employer contributions	11,543,523
	45,473,425
Other additions	
Transfers in	819,113
Loan repayments	2,013,454
	2,832,567
Total additions	52,657,107
Deductions	
Deductions from net assets attributed to	
Benefits paid to participants	21,397,634
Participants loan requests	3,454,065
Transfers out	1,459,009
Administrative expenses	958,470
Total deductions	27,269,178
Net increase	25,387,929
Net assets available for benefits	
Beginning of year	214,359,282
End of year	$ 239,747,211

The accompanying notes are an integral part of the financial statements.

000007

1. Plan Description

The following description of the Lear Corporation Salaried Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Lear Corporation (the "Company"). The Plan includes provisions for voting shares of the Company's stock. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), applicable to defined contribution provision plans.

Effective February 1, 2001, a divestiture was made for participants employed at the Berne Plant, which was sold by the Company. Effective August 1, 2001, a divestiture was made for participants employed at the Byron Center Plant, which was sold by the Company. On September 1, 2001, a plan to plan transfer was made for participants relocated to Grand Rapids and Auburn Hills locations. Effective August 31, 2001, participants in the Lear Donnely Overhead Systems Plan become entitled to participate under the Plan.

Effective January 1, 2002, salaried employees formerly employed by Versatrim became entitled to participate under this Plan and were credited with prior service in accordance with the Plan.

Eligibility

All full-time, non-union U.S. salaried employees of the Company who have completed one month of service or any part-time salaried employees who have completed 1,000 hours of service in one year, are eligible to participate in the Plan effective the first day of the month following completion of the Plan's eligibility requirements.

Contributions

Participants may elect to contribute up to 19% of their annual compensation, subject to certain limitations. The Company contributes up to 100% of a participant contribution based on years of service, subject to certain limitations. The matching Company contribution is generally directly invested in the Lear Corporation Stock Fund. The matching contribution shall not exceed 5% of the participant's compensation.

Participant accounts

Each participant account is credited with the (a) participant's contribution (b) the Company's contribution, (c) withdrawals and distributions, (d) allocation of Plan earnings and (e) allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Administration

The Plan administrator is responsible for general administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by State Street Corporation (the "Trustee"). It is the Trustee's responsibility to invest Plan assets and to distribute benefits to participants.

1. Plan Description (continued)

Investment Options
The Plan agreement provides for the following investment options:

Lear Corporation Stock Fund -	Common stock fund consisting of investments in the common stock of Lear Corporation purchased in the open market.
Barclays Money Market Fund (formerly Fidelity Advisor Daily Money Fund) -	Money market fund consisting of investments in short-term debt securities with high credit ratings issued by U.S. and foreign corporations, governments, banks and U.S. agencies.
Bond Fund of America -	Bond Fund consisting of corporate bonds, U.S. treasuries and asset and mortgage-backed securities.
Dodge & Cox Balanced Fund -	Balanced Fund consisting of stocks of well-established companies and high-quality U.S. treasuries, mortgage-related bonds and corporate bonds.
SSGA S&P 500 Index Fund -	Index Fund consisting of stocks of the Standard and Poor's 500 index.
Davis New York Venture Fund - (formerly Fidelity Advisor Opportunities Fund) –	Growth Fund consisting of common stocks of U.S. companies.
MFS Emerging Growth Fund -	Growth Fund consisting of stocks of small and medium-sized companies early in their life cycle.
EuroPacific Growth Fund -	EuroPacific Fund consisting of stocks of companies based outside the United States.
MFS Massachusetts Investors Growth Stock Fund -	Growth Stock Fund consisting of growth and other similar stocks.
Vanguard Long-Term U.S. Treasury Portfolio Fund -	Treasury Portfolio Fund consisting of long-term U.S. Treasury bonds and other government-backed securities.
Dreyfus Premier Balanced Fund -	Balanced Fund consisting of stocks similar to those of the Standard and Poor's 500 index and investment grade bonds.
Schwab Personal Choice Retirement Account -	Brokerage Account administered by Schwab. Any fund in the Schwab family of funds selected by the participants., including stocks bonds, mutual funds, money market funds, etc.

Each plan participant may elect, from the various options provided in the Plan agreement, the percentage allocation of employee contributions among the funds.

000009

1. Plan Description (continued)

Vesting of benefits
Participants are immediately vested in their contributions and actual earnings thereon regardless of length of service. A participant becomes vested in Company's contributions and earnings thereon at a rate of 20% per year and are 100% vested after completion of five years of credited service or upon retirement, total and permanent disability or death.

Plan forfeitures
At December 31, forfeitures of nonvested accounts totaled $1,210,143. These accounts will be used to reduce future employer contributions.

Distribution of benefits
Distribution of benefits is made upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65 – participant may defer to age 70½.
- Deferred retirement of the participant beyond age 65;
- Total and permanent disability of the participant;
- Death of the participant; or
- Termination of employment

Benefits due upon death are paid in a lump sum and are based on vested amounts in the participants' accounts. Benefits due upon termination, retirement, or disability are paid in a lump sum or through installments for up to twenty years payable quarterly or annually and are based on vested amounts in the participants' accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 65 or, in the event termination occurred after age 55, until age 70½.

Priorities upon termination of the Plan
In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100% vested and nonforfeitable. The Company currently has no intention to terminate the Plan.

Participant loans
Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 or (b) 50% of their vested account balances at an interest rate equal to the annual prime rate as published by the Wall Street Journal plus one percentage point. Repayments of any loan are made through employee payroll deductions, generally over a period of five years or less. Participant loans as of December 31, 2001 were approximately $5,797,523.

Hardship withdrawals
No amounts may be withdrawn from a salary deferral account before a participant terminates employment with the Company or attains the age of 59½, except by reason of financial hardship. All requests for hardship withdrawals require the consent of the Plan Administrator.

2. Summary of Significant Accounting Policies

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition
The Plan investments are stated at fair value as determined by the Trustee. Purchase and sales of securities are recorded on a trade-date basis.

Payment of benefits
Benefits are recorded when paid.

Risks and uncertainties
The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for benefits.

3. Related Party Transactions

Participants have the option to invest in the Lear Corporation Stock Fund, which consists of investments in common stock of the Company. These transactions are exempt transactions with a party-in-interest.

4. Tax Status

The Plan obtained its latest determination letter dated March 13, 2002, in which the Internal Revenue Service stated that the Plan and related trust, are in compliance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5. Investments

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains and losses and the unrealized appreciation (depreciation) on those investments.

During 2001, the Plan's investments appreciated (depreciated) in value as follows:

Mutual funds	$ (16,199,465)
Lear Corporation Common Stock	17,851,440
	$ 1,651,975

6. Nonparticipant-Directed Investments

The Lear Stock Fund includes both participant and nonparticipant directed investments, which are commingled. Company matching contributions are made to the Lear Stock Fund, these contributions and associated appreciation (deprecation), income and dividends are nonparticipant directed until amounts are vested according to the Plan's vesting provisions. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits is as follows:

Summary of Net Assets Available for Benefits
December 31, 2001

Lear Stock Fund	$ 52,090,244

Summary of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

Realized gains	$ 476,833
Net appreciation (deprecation) in fair value of investment	17,851,440
Interest and dividend income	109,512
Employee contributions	2,439,182
Company matching contributions	6,960,663
Loan repayment (interest)	251,319
Net transfers and rollovers	(7,841,315)
Withdrawals of participants' accounts	(3,987,682)
Net increase	16,259,952
Net assets available for benefits	
Beginning of year	35,830,292
End of year	$ 52,090,244

000012

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 to Form 5500:

Net assets available for benefit per the financial statements	$ 239,747,211
Contributions receivable	572,000
Participant loan receivable	176,000
Net assets available for benefits per Form 5500	$ 238,999,211

8. Subsequent Events

Effective January 1, 2002 participants who are eligible employees may elect to contribute up to 25% of their compensation to the Plan.

Effective January 1, 2002, employees at the Holland, Michigan facility who are actively employed as of December 31, 2001, shall be entitled to a fully vested account regardless of their years of service. A divestiture of assets was made on April 1, 2002.

Effective January 1, 2002 employer match contributions were suspended.

000013

Lear Corporation
Salaried Retirement Savings Plan
EIN: 13-3386776 PN: 002
Schedule 4i – Schedule of Assets (Held at End of Year)
At December 31, 2001

	Identity of party involved	Description	Number of units	Current value
	Barclays Global Investors	Barclays Money Market Fund	44,519,975	$ 41,880,687
*	Lear Corporation	Lear Corporation Stock Fund	4,882,141	52,090,244
	SSGA Funds	SSGA S&P 500 Index Fund	1,514,393	26,980,680
	Davis Funds	Davis New York Venture Fund	1,040,526	25,364,461
	MFS Funds	MFS Emerging Growth Fund	567,947	17,458,519
	Dodge & Cox Funds	Dodge & Cox Balanced Fund	390,371	24,498,179
	American Funds	EuroPacific Growth Fund	421,796	10,643,733
	MFS Funds	MFS Massachusetts Investor Growth Stock Fund	708,368	8,452,583
	American Funds	Bond Fund of America	921,414	7,528,272
	Schwab Funds	Schwab Personal Choice Retirement Account	5,270,317	3,697,897
	Vanguard Funds	Vanguard Long-Term U.S. Treasury Portfolio Fund	506,934	5,004,635
	Dreyfus Premier Funds	Dreyfus Premier Balanced Fund	70,380	898,548
				224,498,438
	Participant Loans at an interest rate ranging from 7.00% to 10.5%			5,797,523
				$ 230,295,961

* Denotes party-in-interest

000014

PricewaterhouseCoopers

Lear Corporation Hourly Retirement Savings Plan

Financial Statements
As of December 31, 2001 and 2000

000015

Lear Corporation
Hourly Retirement Savings Plan
Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 200
40950 Woodward Avenue
Bloomfield Hills MI 48304-2260
Telephone (313) 394 6000
Facsimile (313) 394 3513

Report of Independent Accountants

To the Plan Administrator of Lear
Corporation Hourly Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Lear Corporation Hourly Retirement Savings Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The financial statements of the Plan as of December 31, 2000 and for the year then ended were audited by other independent accountants whose report, dated June 27, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 27, 2002

000017

Lear Corporation
Hourly Retirement Savings Plan
Statement of Net Assets Available for Benefits
As of December 31, 2001 and 2000

	2001	2000
Assets		
Investments, at fair value		
Barclays Money Market Fund	$ 45,456,887	$ 39,232,742
SSGA S&P 500 Index Fund	11,585,479	12,496,044
Davis New York Venture Fund	11,450,498	12,496,021
Lear Corporation Stock Fund	17,591,937	10,310,793
Dodge & Cox Balanced Fund	14,403,824	10,063,983
MFS Emerging Growth Fund	7,352,197	9,463,683
Dreyfus Premier Balanced Fund	4,594,406	6,780,428
EuroPacific Growth Fund	4,090,097	4,327,604
MFS Massachusetts Investors Growth Stock Fund	2,691,889	3,285,143
Bond Fund of America	6,129,904	3,335,258
Vanguard Long-Term U.S. Treasury Portfolio Fund	2,061,914	163,554
Total investments	127,409,032	111,955,253
Receivables		
Participant loans	7,435,176	5,409,224
Contributions	2,000,508	2,124,931
Accrued interest and dividends	181,530	-
Total receivables	9,617,214	7,534,155
Cash equivalents	626,747	588,973
Total assets	137,652,993	120,078,381
Liabilities		
Accrued expenses	43,968	96,229
Excess contributions payable	16,725	23,891
Pending distributions	104,888	-
Total liabilities	165,581	120,120
Net assets available for benefits	$ 137,487,412	$ 119,958,261

The accompanying notes are an integral part of the financial statements.

Lear Corporation
Hourly Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

Additions	
Addition to net assets attributed to	
Net appreciation in fair value of investments	$ 359,668
Interest and dividend income	1,270,892
	1,630,560
Contributions	
Employee contributions	14,410,746
Employer contributions	12,762,737
	27,173,483
Other additions	
Transfers in	748,804
Other income	199,104
Participant loan repayments	1,988,633
	2,936,541
Total additions	31,740,584
Deductions	
Deductions from net assets attributed to	
Benefits paid to participants	8,195,645
Administrative expenses	640,083
Transfers out	1,034,588
Participant loan requests	4,341,117
Total deductions	14,211,433
Net increase	17,529,151
Net assets available for benefits	
Beginning of year	119,958,261
End of year	$ 137,487,412

The accompanying notes are an integral part of the financial statements.

000019

1. Plan Description

The following description of the Lear Corporation Hourly Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of Lear Corporation (the "Company"). The Plan includes provisions for voting shares of the Company's stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), applicable to defined contribution pension plans. Effective December 1, 2000, a divestiture was made for participants employed at the Sealant Operations located in St. Louis and Kansas City, which were sold by the Company.

Effective February 1, 2001, a divestiture was made for participants employed at the Berne Plant, which was sold by the Company. Effective August 1, 2001, a divestiture was made for participants employed at the Byron Center Plant, which was sold by the Company. On September 1, 2001, a plan to plan transfer was made for participants relocated to Grand Rapids and Auburn Hills locations. Effective August 31, 2001, participants in the Lear Donnely Overhead Systems Plan became entitled to participate under the Plan.

Effective January 1, 2002, hourly employees formerly employed by Versatrim became entitled to participate under this Plan.

Eligibility
Generally, all full-time hourly employees of the Company who have completed two months to one year of service, as defined in the Plan agreement, or any part-time hourly employees who have completed 1,000 hours of service in one calendar year are eligible to participate in the Plan.

Contributions
Participants may elect to contribute up to 17% of their annual compensation, subject to certain limitations. The Company's matching contributions are 25%, up to the first 4%, of compensation contributed to the Plan, subject to certain limitations, and are generally invested in the Lear Corporation Stock Fund. The primary contribution formula is based on the number of hours worked by the employee.

Participant accounts
Each participant's account is credited with the (a) participant's contribution of (b) the Company's contribution, (c) withdrawals and distributions, (d) allocation of Plan earnings and (e) allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Administration
The Plan administrator is responsible for general administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by State Street Corporation (the "Trustee"). It is the Trustee's responsibility to invest Plan assets and to distribute benefits to participants.

1. Plan Description (continued)

Investment Options

The Plan agreement provides for the following investment options:

Lear Corporation Stock Fund -	Common Stock Fund consisting of investments in the common stock of Lear Corporation purchased in the open market.
Barclays Money Market Fund (formerly Fidelity Advisor Daily Money Fund) -	Money Market Fund consisting of investments in short-term debt securities with high credit ratings issued by U.S. and foreign corporations, governments, banks and U.S. agencies.
Bond Fund of America -	Bond Fund consisting of corporate bonds, U.S. treasuries, asset and mortgage-backed securities.
Dodge & Cox Balanced Fund -	Balanced Fund consisting of stocks of well-established companies and high-quality U.S. treasuries, mortgage-related bonds and corporate bonds.
SSGA S&P 500 Index Fund -	Index Fund consisting of stocks of the Standard and Poor's 500 index.
Davis New York Venture Fund (formerly Fidelity Advisor Opportunities Fund) -	Growth Fund consisting of common stocks of U.S. companies.
MFS Emerging Growth Fund -	Growth Fund consisting of stocks of small and medium-sized companies early in their life cycle.
EuroPacific Growth Fund -	EuroPacific Fund consisting of stocks of companies based outside the United States.
MFS Massachusetts Investors Growth Stock Fund -	Growth Stock Fund consisting of growth and other similar stocks.
Vanguard Long-Term U.S. Treasury Portfolio Fund -	Treasury Portfolio Fund consisting of long-term U.S. Treasury bonds and other government-backed securities.
Dreyfus Premier Balanced Fund -	Balanced Fund consisting of stocks similar to those of the Standard and Poor's 500 index and investment grade bonds.

Each plan participant may elect, from the various options provided in the Plan agreement, the percentage allocation of employee contributions among the funds.

1. Plan Description (continued)

Vesting of benefits
Participants are immediately vested in their contributions and actual earnings thereon regardless of length of service. A participant generally becomes vested in Company's contributions and earnings thereon at a rate of 20% per year and are 100% vested after completion of five years of credited service, upon retirement, total and permanent disability or death.

Plan forfeitures
At December 31, 2001, forfeitures of nonvested accounts totaled $242,466. These accounts will be used to reduce future employer contributions.

Distribution of benefits
Distribution of benefits is made upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65 – participant may defer to age 70½;
- Deferred retirement of the participant beyond age 65;
- In-service withdrawal of the participant at age 59½;
- Total and permanent disability of the participant;
- Death of the participant; or
- Termination of employment

Benefits due upon death are paid in a lump sum and are based on vested amounts in the participants' accounts. Benefits due upon termination, retirement, withdrawal, or disability are paid in a lump sum or through installments for up to twenty years payable quarterly or annually and are based on vested amounts in the participants' accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 65 or, in the event that termination occurred after age 55, until age 70½.

Priorities upon termination of the Plan
In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100 percent vested and nonforfeitable. The Company currently has no intention to discontinue employer contributions or terminate the Plan.

1. Plan Description (continued)

Participants loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum not to exceed the lesser of (a) $50,000 or (b) 50% of their vested account balances at an interest rate equal to the annual prime rate as published by the Wall Street Journal plus one percentage point. Repayment of any loan is made through employee payroll deductions, generally over a period of five years or less. Participant loans in the Plan as of December 31, 2001 were approximately $7,435,176.

Hardship withdrawals

No amounts may be withdrawn from a salary deferral account before a participant terminates employment with the Company or attains the age of 59½, except by reason of financial hardship. All requests for hardship withdrawals require the consent of the Plan administrator.

2. Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition

The Plan investments are stated at fair value as determined by the Trustee. Purchases and sales of securities are recorded on the trade date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. Payment of Benefits

Benefits are recorded when paid.

4. Risks and Uncertainties

The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to change sin the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for benefits.

5. Related Party Transactions

Participants have the option to invest in the Lear Corporation Stock Fund, which consists of investments in the common stock of the Company. These transactions are exempt transactions with a party-in-interest.

6. Tax Status

The Plan obtained its latest determination letter dated March 13, 2002, in which the Internal Revenue Service stated that the Plan and related trust are in compliance with the applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

7. Investments

The Plan presents in the statement of change in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consist of net Plan's realized gains and losses and the unrealized appreciation (depreciation) on those investments.

During 2001, the Plan's investments appreciated in value as follows:

Mutual funds	$ (5,121,513)
Lear Corporation Common Stock	5,481,181
	$ 359,668

8. Nonparticipant-Directed Investments

The Lear Stock Fund includes both participant and nonparticipant directed investments, which are commingled. Company matching contributions are made to the Lear Stock Fund, these contributions and associated appreciation (deprecation), income and dividends are nonparticipant directed until amounts are vested according to the Plan's vesting provisions. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits is as follows:

Summary of Net Assets Available for Benefits
December 31, 2001

Lear Stock Fund	$ 17,591,937

000024

8. Nonparticipant-Directed Investments (continued)

**Summary of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001**

Realized gains	$ 149,747
Net appreciation (deprecation) in fair value of investment	5,481,181
Interest and dividend income	23,038
Employee contributions	1,270,226
Company matching contributions	3,220,937
Loan repayment (interest)	310,537
Net transfers and rollovers	(1,721,377)
Withdrawals of participants' accounts	(1,453,145)
Net increase	7,281,144
Net assets available for benefits	
Beginning of year	10,310,793
End of year	$ 17,591,937

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 to From 5500:

Net assets available for benefits per the financial statements	$ 137,487,412
Accrued expenses	146,673
Net assets available for benefits per the Form 5500	$ 137,340,739

10. Subsequent Events

Effective January 1, 2002, participants who are eligible employees may elect to contribute up to 25% of their compensation to the Plan.

Effective January 1, 2002, Holland employees became vested if active as of December 31, 2001. A divestiture of assets was made on April 1, 2002 in connection with the sale of the plant.

000025

Lear Corporation
Hourly Retirement Savings Plan
Schedule of Assets (Held at End of Year)
At December 31, 2001

	Identity of party involved	Description	Number of units	Current value
	Barclays Global Investors	Barclays Money Market Fund	45,456,887	$ 45,456,887
	SSGA Funds	SSGA S&P 500 Index Fund	612,340	11,585,479
	Davis Funds	Davis New York Venture Fund	450,275	11,450,498
*	Lear Corporation	Lear Corporation Stock Fund	1,586,137	17,591,937
	Dodge & Cox	Dodge & Cox Balanced Fund	220,175	14,403,824
	MFS Funds	MFS Emerging Growth Fund	221,318	7,352,197
	Dreyfus Premier Funds	Dreyfus Premier Balanced Fund	353,688	4,594,406
	American Funds	EuroPacific Growth Fund	152,218	4,090,097
	MFS Funds	MFS Massachusetts Investors Growth Stock Fund	208,835	2,691,889
	American Funds	Bond Fund of America	479,273	6,129,904
	Vanguard Funds	Vanguard Long-Term U.S. Treasury Portfolio Fund	191,628	2,061,914
				127,409,032
	Participant Loans at an interest rate ranging from 7.00% to 10.5%			7,435,176
				$ 134,844,208

000026

PRICEWATERHOUSECOOPERS

Lear Corporation Hourly 401(k) Savings Plan

Financial Statements
As of December 31, 2001 and 2000

000027

Lear Corporation
Hourly 401(k) Savings Plan
Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 200
40950 Woodward Avenue
Bloomfield Hills MI 48304-2260
Telephone (313) 394 6000
Facsimile (313) 394 3513

Report of Independent Accountants

To the Plan Administrator of
Lear Corporation Hourly 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Lear Corporation Hourly 401(k) Savings Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The financial statements of the Plan as of December 31, 2000 and for the year then ended were audited by other independent accountants whose report, dated June 27, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (Held at End of Year) and loans or fixed income obligations in default or classified as uncollectible are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 27, 2002

000029

Lear Corporation
Hourly 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000

	2001	2000
Investments, at fair value		
Fidelity Retirement Money Market Fund	$ 1,451,660	$ 794,283
Fidelity U.S. Bond Index Fund	1,003,121	780,481
Income Funds	138,340	56,218
Balanced Funds	186,509	118,865
Spartan U.S. Equity Index Fund	414,828	432,607
Growth and Income Fund	513,336	373,111
Fidelity Blue Chip Fund	254,402	262,312
Growth Funds	1,379,865	1,223,781
International Funds	120,237	112,177
Lear Corporation Stock Fund	316,970	299,610
Total investments	5,779,268	4,453,445
Participant loans	298,462	178,155
Participant contributions receivable	-	23,266
Total assets	6,077,730	4,654,866
Excess contributions payable	(57,717)	(25,301)
Net assets available for benefits	$ 6,020,013	$ 4,629,565

The accompanying notes are an integral part of the financial statements.

000030

Lear Corporation
Hourly 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

Additions	
Additions to net assets attributed to	
Investment income	
Interest and dividend income	$ 160,766
Net depreciation in fair value of investments	(294,262)
	(133,496)
Participant contributions	1,989,491
Other income, net	121,396
Participant loan repayments and other additions	145,315
Total additions	2,122,706
Deductions	
Deductions from net assets attributed to	
Benefits paid to participants	(439,854)
Administrative expenses	(6,284)
Participant loans requests	(286,120)
Total deductions	(732,258)
Net increase	1,390,448
Net assets available for benefits	
Beginning of year	4,629,565
End of year	$ 6,020,013

The accompanying notes are an integral part of the financial statements.

000031

1. Plan Description

Effective September 1, 1998, Lear Corporation (the "Company") adopted The Lear Corporation Personal Savings Plan for Delphi Hourly-Rate Employees (the "Plan") for the benefit of eligible U.S. hourly employees employed at Delphi Operations in conjunction with the Company's acquisition of the seating business of Delphi Automotive Systems, a division of General Motors Corporation.

Effective April 28, 2000, the Plan was renamed the Lear Corporation Hourly 401(k) Savings Plan.

This description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Eligibility

All U.S. hourly employees employed at the Auburn Hills and Grand Rapids plants who are covered by a collective bargaining agreement that negotiates to participate in the Plan are eligible to begin participation on or following completion of 90 days of service.

Contributions

Participants may elect to contribute up to 25% of their annual compensation, subject to certain limitations. The amount of compensation participants elect to defer through payroll deductions is contributed to the Plan by the Company on their behalf. In addition, employees eligible to receive payment from the Plan may elect to defer such payment until the age of 70½, provided the employee has not terminated employment prior to payment. Plan provisions do not provide for Company contributions.

Administration

The Plan administrator is responsible for general administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by Fidelity Investments Institutional Operations Company, Inc. (the "Trustee"). It is the Trustee's responsibility to invest Plan assets and to distribute benefits to participants. The Trustee is also responsible for daily administration of Plan activity.

Investment options

The Plan agreement provides for a wide variety of investment options in the Fidelity Funds and the Lear Corporation Stock Fund and includes the following types of investments:

Fidelity Retirement Money Market Fund -	Money Market Fund consisting of investments in short-term money market instruments such as corporate obligations, U.S. government obligations and certificates of deposit.
Fidelity U.S. Bond Index Fund -	Interim-term Bond Fund which seeks to replicate the price and interest performance of the debt securities in the Lehman Brothers Aggregated Bond index.
Income Funds -	Income Funds consisting of investments in investment grade bonds.

1. Plan Description (continued)

Investment options (continued)

Balanced Funds -	Balanced Funds consisting of investments in highly yielding U.S. and foreign securities, common and preferred stocks and all types of bonds.
Spartan U.S. Equity Index Fund -	Large-Blend (Value & Growth) Funds seek to provide investment results that correspond to the total return performance of common stock and US companies.
Growth & Income Funds -	Growth and Income Funds consisting of investments in income -producing stocks and bonds of domestic and foreign companies.
Fidelity Blue Chip Fund -	Large Growth Funds seek long-term capital appreciation through investments of common stock of blue-chip companies.
Growth Funds -	Growth Funds consisting of investments in common stocks of companies that, in the opinion of the Fund's management, have above average growth potential.
International Funds -	International Funds consisting of investments primarily in stocks and bonds of foreign companies.
Lear Corporation Stock Fund -	Common Stock Fund consisting of investments in the common stock of Lear Corporation purchased in the open market.

Vesting of benefits

Participants are immediately 100% vested in their contributions and actual earnings thereon regardless of length of service, and no portion of such accounts is subject to forfeiture.

Distribution of benefits

Benefits may be distributed at the request of the participant upon the occurrence of any one of the following:

- Attainment of age 59½;
- Total and permanent disability of the participant;
- Death of the participant; or
- Termination of employment.

Benefits due to total and permanent disability or death are paid in a lump sum. Such benefits may be deferred until the later of attainment of age 70½ or termination of employment. Benefits due upon attainment of age 59½ or upon termination of employment are paid through installments, partial withdrawals or lump sum. In addition, terminated participants may elect to defer payment up to April 1 of the year following the year that participant attains age 70½. In any event, the Company will make a lump sum payment to any participant if the amount owed is less than $5,000.

1. Plan Description (continued)

Participant loans

Participants may borrow from the Plan a minimum amount of $1,000, not to exceed the lesser of (a) $50,000 or (b) 50% of their account balance at an interest rate equal to the annual prime rate at the end of the preceding quarter. Repayments of any loan are made through employee payroll deductions, generally over a period of five years or less.

Other withdrawals

No amounts may be withdrawn from a participant's deferral account before a participant terminates employment with the Company or attains the age of 59½, except by reason of financial hardship. Prior to receiving a hardship withdrawal, a participant must take all available asset distributions, withdrawals and loans under all applicable plans maintained by the Company. All requests for hardship withdrawals require the consent of the Plan administrator.

2. Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition

The Plan investments are stated at fair value as determined by the Trustee. Purchase and sales of securities are recorded on the trade date basis.

Expenses

Direct costs and expenses incurred in connection with the Plan are paid using undeliverable liquidated assets. Remaining expenses are paid by the Company.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for benefits.

3. Excess Contributions Payable

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $57,717 has been reflected in the accompanying statement of net assets available for benefits as of December 31, 2001.

4. Related Party Transactions

Certain Plan investments are shares of registered investment companies managed by the Trustee. These transactions are exempt transactions with a party-in-interest.

5. Tax Status

The Plan obtained its latest determination letter dated October 17, 2000, in which the Internal Revenue Service stated that the Plan, as designated on August 31, 1998, is in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

6. Investments

The Plan presents in the statement of change in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consist of net realized gains and losses on those investments.

During 2001, the Plan's investments appreciated (depreciated) in value as follows:

Mutual funds	$ (438,894)
Lear Corporation Stock Fund	144,632
	$ (294,262)

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 to Form 5500:

Net assets available for benefits per the financial statements	$ 6,020,013
Accrued expenses	57,717
Net assets available for benefits per the Form 5500	$ 6,077,730

Lear Corporation
Hourly 401(k) Savings Plan
EIN: 13-3386776 PN: 058
Schedule of Assets (Held at End of Year)
At December 31, 2001

	Identity of party involved	Description	Number of units	Current value
*	Fidelity Investments	Fidelity U.S. Bond Fund	92,882	$ 1,003,121
*	Fidelity Investments	Fidelity Investment Grade Bond Fund	7,301	53,592
*	Fidelity Investments	Fidelity Asset Manager Income Fund	87	936
*	Fidelity Investments	Fidelity Freedom Income Fund	3,159	34,523
*	Fidelity Investments	Fidelity Government Income Fund	4,944	49,289
*	Fidelity Investments	Fidelity Blue Chip Fund	5,925	254,402
*	Fidelity Investments	Fidelity Dividend Growth Fund	4,975	140,942
*	Fidelity Investments	Fidelity Trend Fund	137	6,726
*	Fidelity Investments	Fidelity Magellan Fund	926	96,546
*	Fidelity Investments	Fidelity Contrafund	3,805	162,729
*	Fidelity Investments	Fidelity Growth Company Fund	2,968	157,954
*	Fidelity Investments	Fidelity Value Fund	510	26,318
*	Fidelity Investments	Fidelity OTC Portfolio Fund	3,981	124,096
*	Fidelity Investments	Fidelity Capital Appreciation Fund	530	10,894
*	Fidelity Investments	Fidelity Disciplined Equity Fund	365	8,071
*	Fidelity Investments	Fidelity Low Priced Stock Fund	1,902	52,164
*	Fidelity Investments	Fidelity Stock Selector Fund	426	8,993
*	Fidelity Investments	Fidelity Asset Manager Growth Fund	2,054	29,454
*	Fidelity Investments	Fidelity Aggressive Growth Fund	10,121	192,508
*	Fidelity Investments	Fidelity Export & Multinational Fund	1,522	25,821
*	Fidelity Investments	Fidelity Small Capital Selector Fund	568	9,339
*	Fidelity Investments	Fidelity Mid-Capital Stock Fund	4,091	92,323
*	Fidelity Investments	Fidelity Freedom 2020 Fund	4,408	55,452
*	Fidelity Investments	Fidelity Freedom 2030 Fund	5,336	67,017
*	Fidelity Investments	Fidelity Fifty Fund	1,056	17,021
*	Fidelity Investments	Neuberger Berman Socially Responsive Trust	219	2,733
*	Fidelity Investments	Domini Social Equity Fund	13	353
*	Fidelity Investments	Fidelity Independence Fund	5,897	92,408
*	Fidelity Investments	Spartan U.S. Equity Index Fund	10,207	414,828
*	Fidelity Investments	Fidelity Fund	1,198	34,588
*	Fidelity Investments	Fidelity Equity Income Fund	1,504	73,332
*	Fidelity Investments	Fidelity Growth & Income Fund	3,543	132,433
*	Fidelity Investments	Fidelity Real Estate Fund	2,583	47,841
*	Fidelity Investments	Fidelity Convertible Securities Fund	855	17,016
*	Fidelity Investments	Fidelity Utilities Fund	1,523	20,542
*	Fidelity Investments	Fidelity Asset Manager Fund	4,414	68,419
*	Fidelity Investments	Fidelity Equity Income II Fund	1,204	25,326
*	Fidelity Investments	Fidelity Freedom 2000 Fund	3,342	38,505
*	Fidelity Investments	Fidelity Freedom 2010 Fund	4,381	55,245
*	Fidelity Investments	Fidelity Overseas Fund	1,012	27,895
*	Fidelity Investments	Fidelity Europe Fund	340	8,406
*	Fidelity Investments	Fidelity Pacific Basin Fund	541	7,491
*	Fidelity Investments	Fidelity International Growth & Income Fund	1,069	20,059
*	Fidelity Investments	Fidelity Canada Fund	-	-
*	Fidelity Investments	Fidelity Worldwide Fund	1,044	15,306
*	Fidelity Investments	Fidelity Cash Reserve	90	90

Lear Corporation
Hourly 401(k) Savings Plan
EIN: 13-3386776 PN: 058
Schedule of Assets (Held at End of Year)
At December 31, 2001

	Identity of party involved	Description	Number of units	Current value
*	Fidelity Investments	Fidelity Diversified International Fund	1,359	$ 25,936
*	Fidelity Investments	Fidelity International Bond Fund	1,652	13,180
*	Fidelity Investments	Fidelity Emerging Market Fund	199	1,551
*	Fidelity Investments	Fidelity Global Balanced Fund	26	414
*	Fidelity Investments	Fidelity Retirement Money Market Fund	1,451,660	1,451,660
*	Fidelity Investments	Fidelity Puritan Fund	5,888	104,048
*	Fidelity Investments	Fidelity Balanced Fund	5,534	82,462
*	Lear Corporation	Lear Corporation Stock Plan	29,932	316,970
				5,779,268
	Participant Loans at an interest rate of 8.50%, based on the prime rate			298,462
				$ 6,077,730

* Denotes party-in-interest

000037

Lear Corporation
Hourly 401(k) Savings Plan
EIN: 13-3386776 PN: 058
Form 5500 Schedule G Part I – Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
As of December 31, 2001

Identity and address of obligor	Original amount	Amount received during report year Principal	Amount received during report year Interest	Unpaid balance at end of year	Detailed loan description	Amount overdue Principal	Amount overdue Interest
James Sparks 1712 Francis St. Grand Rapids, MI 49507	$ 1,251	$ 876	$ 68	$ 25	Originated 4/12/01, due 5/2/02, interest at 8.5%	$ 25	$ -
Rick Pokorzynski 5260 Surf Dr. NE Rockford, MI 49341	$ 2,500	$ 99	$ 16	$ 2,401	Originated 11/22/99, due 12/11/01 interest at 8.5%	$ 2,370	$ -
Dennis Decker 2445 Devin Highway Lyons, MI 48851	$ 2,600	$ 86	$ 37	$ 2,225	Originated 4/4/00, due 5/5/05, interest at 8.5%	$ 283	$ -
Wayne Sage 9293 Mick Road Clarkston, MI 48815	$ 6,600	$ -	$ -	$ 6,600	Originated 5/11/00, due 5/5/02, interest at 8.5%	$ 4,628	$ -
Michael Milzarski 9340 19 Mile Rd. Cedar Springs, MI 49319	$ 2,506	$ -	$ -	$ 235	Originated 10/27/99, due 10/10/02, interest at 8.5%	$ 158	$ -
Johnnie Edwards 304 Holly Park Dr. #1 Arlington, TX 76014	$ 1,701	$ -	$ -	$ 1,701	Originated 9/28/99, due 9/28/00, interest at 8.5%, secured by 50% of the participant's 401(k) account balance	$ 1,701	$ -
Timothy Monroe 306 N. Union Street Sparta, MI 49345	$ 1,400	$ -	$ -	$ 1,400	Originated 3/29/99, due 3/29/00 interest at 8.5%, secured by 50% 401(k) account balance	$ 1,400	$ -
Patricia Russell 4187 Chasseral Drive Comstock Park, MI 49321	$ 1,200	$ -	$ -	$ 705	Originated 3/8/99, due 3/8/00, interest at 8.5%, secured by 50% of the participant's 401(k) account balance	$ 705	$ -

000028

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-16415, 333-62647, 333-94787, 333-94789,) of Lear Corporation of our report dated June 27, 2002 relating to the financial statements of the Lear Corporation Salaried Retirement Savings Plan, Lear Corporation Hourly Retirement Savings Plan and Lear Corporation Hourly 401K Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Detroit, Michigan
June 27, 2002

LEAR CORPORATION SALARIED RETIREMENT SAVINGS PLAN

The report of independent public accountants included in the Lear Corporation Salaried Retirement Savings Plan financial statements as of December 31, 2000 and 1999 is a copy of a previously issued Arthur Andersen report and has not been reissued by Arthur Andersen.

ARTHUR ANDERSEN

LEAR CORPORATION SALARIED RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999

TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

LEAR CORPORATION

SALARIED RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

ARTHURANDERSEN

Arthur Andersen LLP

Suite 2700
500 Woodward Avenue
Detroit MI 48226-3424

Tel 313 596 9000
Fax 313 596 9055

www.arthurandersen.com

Report of Independent Public Accountants

To the Plan Administrator of
Lear Corporation Salaried Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of LEAR CORPORATION SALARIED RETIREMENT SAVINGS PLAN (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of changes in equity in Lear Corporation Master Trust and assets held for investment purposes at end of year are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Detroit, Michigan,
June 27, 2001.

LEAR CORPORATION

SALARIED RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2000 AND 1999

	2000	1999
CASH EQUIVALENTS	$ 796,345	$ -
INVESTMENTS, at current value:		
Equity in Lear Corporation Master Trust	-	205,224,244
Barclays Money Market Fund	39,197,092	-
Lear Corporation Stock Fund	35,830,292	-
SSGA S&P 500 Index Fund	29,548,697	-
Davis New York Venture Fund	29,318,073	-
MFS Emerging Growth Fund	22,114,952	-
Dodge & Cox Balanced Fund	17,584,440	-
EuroPacific Growth Fund	11,995,545	-
MFS Massachusetts Investors Growth Stock Fund	9,451,541	-
Bond Fund of America	4,661,633	-
Schwab Personal Choice Retirement Account	4,454,435	-
Vanguard Long-term U.S. Treasury Portfolio Fund	1,479,711	-
Dreyfus Premier Balanced Fund	490,169	-
Total investments	206,126,580	205,224,244
PARTICIPANT LOANS	4,762,426	-
CONTRIBUTIONS RECEIVABLE	2,813,423	2,378,197
Total assets	214,498,774	207,602,441
LIABILITIES - Fees and expenses	139,492	109,998
NET ASSETS AVAILABLE FOR BENEFITS	$214,359,282	$207,492,443

The accompanying notes are an integral part of these statements.

LEAR CORPORATION

SALARIED RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000

INVESTMENT LOSS:	
Interest and dividend income	$ 11,368,197
Net realized and unrealized depreciation on investments	(26,259,435)
Total investment loss	(14,891,238)
CONTRIBUTIONS:	
Employee contributions	32,471,870
Employer contributions	11,277,014
Total contributions	43,748,884
BENEFIT DISTRIBUTIONS	(22,853,876)
EXPENSES	(585,674)
NET TRANSFERS INTO THE PLAN	2,810,625
DIVESTITURES	(1,361,882)
Net increase	6,866,839
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	207,492,443
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$214,359,282

The accompanying notes are an integral part of this statement.

000045

(1) PLAN DESCRIPTION

General

Effective January 1, 1997, Lear Corporation (the Company and Plan Sponsor) adopted the Lear Corporation Salaried Retirement Savings Plan (the Plan) for the benefit of eligible salaried employees.

Effective April 1, 1997, the Plan became a multi-employer plan within the meaning of Section 413(c) of the Internal Revenue Code (IRC).

Effective December 31, 1998, the accounts of salaried Marlette division employees who transferred employment to Lear Donnelly Overhead Systems, Inc. were frozen. The Company acquired the remaining interests in Lear Donnelly Overhead Systems, Inc. during 1999. In 2000, these employees were eligible to resume contributions to the Plan, therefore reactivating their accounts.

Effective June 1, 1999, salaried employees formerly employed by the United Technologies Automotive operations of United Technologies Corporation became entitled to participate under this Plan.

Effective January 1, 2000, salaried employees formerly employed by General Seating of America became entitled to participate under this Plan and were credited with prior service in accordance with the Plan.

Effective December 1, 2000, a divestiture was made for participants employed at the Sealant Operations located in St. Louis and Kansas City, which were sold by the Company.

This description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Master Trust

All assets of the Plan were held by the Lear Corporation Master Trust (the Master Trust) through January 3, 2000. The two other plans participating in the Master Trust during 1999 were the Lear Corporation Hourly Retirement Savings Plan and the Lear Corporation Bargaining Hourly Umbrella Retirement Savings Plan. Effective December 31, 1999, the Lear Corporation Bargaining Hourly Umbrella Retirement Savings Plan merged into the Lear Corporation Hourly Retirement Savings Plan.

Effective January 3, 2000, the Master Trust was dissolved and separate trusts were established for the Lear Corporation Salaried Retirement Savings Plan and the Lear Corporation Hourly Retirement Savings Plan.

Eligibility

All full-time, non-union U.S. salaried employees of the Company who have completed one month of service are eligible to participate in the Plan effective the first day of the month following completion of the Plan's eligibility requirements.

Contributions

Contributions to the Plan are made as follows:

Employee Contributions - Participants may elect to defer from 1% to 17% of their compensation each plan year, subject to plan limitations. The amount of compensation participants elect to defer through payroll deductions is contributed to the Plan by the Company on their behalf.

Employer Contributions - The Company makes matching contributions on behalf of each participant based on years of plan participation of the participant. The matching contributions are automatically invested in the Lear Corporation Stock Fund. The matching contribution shall not exceed 5% of the participant's compensation and is determined as follows:

Full Years of Service	Company Matching Contribution
0-4	50%
5-7	75%
8 or more	100%

Administration

The Plan administrator is responsible for general administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by the Plan's trustee. The Trustee is responsible for daily administration of Plan activity, including investing Plan assets and distributing benefits to participants. Under a Master Trust Agreement dated January 1, 1997, the Company appointed Wachovia Bank of North Carolina (the Trustee) to act as trustee of the Plan. Effective February 1, 2000, the Company replaced Wachovia Bank of North Carolina with State Street Corporation as the Plan's Trustee. All of the Plan's assets were transferred to State Street on February 1, 2000.

Investment Options

The Plan agreement provides for the following investment options:

Bond Fund of America -	Bond fund consisting of corporate bonds, U.S. treasuries and asset and mortgage- backed securities.
Barclays Money Market Fund (formerly Fidelity Advisor Daily Money Fund) -	Money market fund consisting of investments in short-term debt securities with high credit ratings issued by U.S. and foreign corporations, governments, banks and U.S. agencies.
Lear Corporation Stock Fund -	Common stock fund consisting of investments in the common stock of Lear Corporation purchased in the open market.
Dodge & Cox Balanced Fund -	Balanced fund consisting of stocks of well-established companies and high-quality U.S. treasuries, mortgage-related bonds and corporate bonds.
SSGA S&P 500 Index Fund -	Index fund consisting of stocks of the Standard and Poor's 500 index.
Davis New York Venture Fund (formerly Fidelity Advisor Opportunities Fund) -	Growth fund consisting of common stocks of U. S. companies.
MFS Emerging Growth Fund -	Growth fund consisting of stocks of small and medium-sized companies early in their life cycle.
EuroPacific Growth Fund -	EuroPacific fund consisting of stocks of companies based outside the United States.
MFS Massachusetts Investors Growth Stock Fund -	Growth stock fund consisting of growth and other similar stocks.
Vanguard Long-term U.S. Treasury Portfolio Fund -	Treasury portfolio fund consisting of long-term U.S. Treasury bonds and other government-backed securities.
Dreyfus Premier Balanced Fund -	Balanced fund consisting of stocks similar to those of the Standard and Poor's 500 index and investment grade bonds.

Schwab Personal Choice Retirement Account -	Any fund in the Schwab family of funds selected by the participants.

Each plan participant may elect, from the various options provided in the Plan agreement, the percentage allocation of employee contributions among the funds.

The Plan provides for various investments which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Allocation of Earnings and Losses

The earnings and losses on Plan investments are allocated on a pro rata basis to the elective accounts of the individual participants.

Vesting of Benefits

Participants are immediately 100% vested in employee contributions and earnings thereon regardless of length of service. Participants become vested in employer contributions and earnings thereon at a rate of 20% per year and are 100% vested after completion of five years of service or upon retirement, total and permanent disability or death.

Plan Forfeitures

Forfeitures of participants' nonvested portion of employer contributions, as determined in accordance with the Plan provisions, are available to reduce future employer contributions. Forfeitures totaled approximately $720,000 and $1,046,000 in 2000 and 1999, respectively.

Distribution of Benefits

Distribution of benefits is made upon the occurrence of any one of the following:

Normal retirement of the participant at age 65;

Deferred retirement of the participant beyond age 65;

Total and permanent disability of the participant;

Death of the participant; or

Termination of employment.

Benefits due upon death are paid in a lump sum and are based on vested amounts in the participants' accounts. Benefits due upon termination, retirement, or disability are paid in a lump sum or through installments for up to twenty years payable quarterly or annually and are based on vested amounts in the participants' accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 65 or in the event termination occurred after age 55, until age 70½.

Priorities Upon Termination of the Plan

In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100% vested and nonforfeitable. The Company currently has no intention to discontinue employer contributions or terminate the Plan.

Loans to Participants

Participants are allowed to borrow from the Plan amounts not to exceed the lesser of (a) $50,000 or (b) 50% of their vested account balances at an interest rate equal to the annual prime rate as published by the Wall Street Journal plus one percentage point. Repayment of any loan is made through employee payroll deductions, generally over a period of five years or less. Participant loans as of December 31, 1999 were approximately $3,290,000, and are included in equity in Lear Corporation Master Trust in the accompanying statements of net assets available for benefits.

Hardship Withdrawals

No amounts may be withdrawn from a salary deferral account before a participant terminates employment with the Company or attains the age of 59½, except by reason of financial hardship. All requests for hardship withdrawals require the consent of the Plan administrator.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

Accounting records are maintained by the Trustee on the cash basis of accounting. All necessary adjustments have been made to present the accompanying financial statements on the accrual basis of accounting.

Investments

Investment transactions are recorded on the trade date basis. Investments are stated at current value as determined by the Trustee. Current value, which is equivalent to market value, is the unit valuation of the security at year-end.

Expenses

All direct costs and expenses incurred in connection with the Plan are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(3) MASTER TRUST

The Plan's interest in the assets of the Master Trust is included in the accompanying statements of net assets available for benefits as of December 31, 1999. Effective January 3, 2000, the Master Trust was dissolved. A summary of the assets of the Master Trust as of December 31,1999 is as follows:

Investments, at market-	
Lear Corporation Common Stock	$ 31,404,864
Cash and short-term investments	69,124,527
Registered investment companies	173,555,929
Total investments	274,085,320
Loans	6,625,005
Total assets	$ 280,710,325

000052

The Plan had a proportionate claim on the total assets and received a proportionate share of the investment income of the Master Trust. Allocations of assets of the Master Trust to the participating plans as of December 31, 1999 is as follows:

EIN 13-3386776, Plan 002 - Lear Corporation Salaried Retirement Savings Plan	$ 205,224,244
EIN 13-3386776, Plan 020 - Lear Corporation Hourly Retirement Savings Plan	10,067,223
EIN 13-3386776, Plan 019 - Lear Corporation Bargaining Hourly Umbrella Retirement Savings Plan	65,418,858
	$ 280,710,325

(4) RELATED PARTY TRANSACTIONS

Participants have the option to invest in the Lear Corporation Stock Fund, which consists of investments in common stock of the Plan sponsor. These transactions are exempt transactions with a party-in-interest.

(5) TAX STATUS

The Plan obtained its latest determination letter dated August 19, 1999, in which the Internal Revenue Service stated that the Plan, as designed on August 21, 1998, is in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

LEAR CORPORATION

SALARIED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

(6) NET REALIZED AND UNREALIZED DEPRECIATION IN CURRENT VALUE OF INVESTMENTS

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), depreciated in value as follows:

Mutual funds	$(16,084,056)
Lear Corporation Common Stock	(10,175,379)
	$(26,259,435)

(7) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2000 to Form 5500:

Net assets available for benefit per the financial statements	$214,359,282
Amounts allocated to withdrawing participants	(44,390)
	$214,314,892

At December 31, 1999, no amounts were allocated to withdrawing participants, therefore a reconciliation is not needed.

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2000, to Form 5500:

Benefits paid to participants per the financial statements	$ 22,853,876
Add: Amounts allocated to withdrawing participants at December 31, 2000	44,390
Less: Amounts allocated to withdrawing participants at December 31, 1999	-
	$ 22,898,266

Amounts allocated to withdrawing participants are recorded on Form 5500 as benefits paid for benefit claims that have been processed and approved for payment prior to December 31, 2000, but not yet paid as of that date.

(8) SUBSEQUENT EVENTS

Effective January 1, 2001, the maximum amount a participant may elect to defer was increased to 19%.

Effective January 1, 2001, participants with participant contributions and unrestricted employer matching contributions to the Lear Corporation Stock Fund shall have voting rights associated with the stock, which shall be voted by the Trustee as directed by the participants.

Effective February 1, 2001, a divestiture of approximately $1,214,000 was made for participants employed at the Berne, Indiana facility, which was sold by the Company.

Effective May 1, 2001, the Lear-Donnelly Overhead Systems L.L.C. Defined Contribution Plan for Salaried Employees and the Lear-Donnelly Overhead Systems L.L.C. Salaried 401(k) Plan were merged into the Plan. Benefits to participants are unaffected by the merger as all benefits earned up to the effective date of the merger were carried over.

LEAR CORPORATION

SALARIED RETIREMENT SAVINGS PLAN

EIN: 13-3386776 PN: 002

SCHEDULE OF CHANGES IN EQUITY IN LEAR CORPORATION MASTER TRUST

FOR THE YEAR ENDED DECEMBER 31, 2000

EQUITY IN LEAR CORPORATION MASTER TRUST, beginning of year	$ 205,224,244
NET PLAN TRANSFERS	(205,224,244)
EQUITY IN LEAR CORPORATION MASTER TRUST, end of year	$ -

000056

LEAR CORPORATION

SALARIED RETIREMENT SAVINGS PLAN

EIN: 13-3386776 PN: 002

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT END OF YEAR – SCHEDULE 4i

Identity of Party Involved	Description	Number of Units	Current Value
Barclays Global Investors	Barclays Money Market Fund	39,123,326	$ 39,197,092
*Lear Corporation	Lear Corporation Stock Fund	4,883,860	35,830,292
SSGA Funds	SSGA S&P 500 Index Fund	1,354,202	29,548,697
Davis Funds	Davis New York Venture Fund	1,020,114	29,318,073
MFS Funds	MFS Emerging Growth Fund	493,858	22,114,952
Dodge & Cox Funds	Dodge & Cox Balanced Fund	277,270	17,584,440
American Funds	EuroPacific Growth Fund	382,633	11,995,545
MFS Funds	MFS Massachusetts Investors Growth Stock Fund	551,432	9,451,541
American Funds	Bond Fund of America	364,475	4,661,633
Schwab Funds	Schwab Personal Choice Retirement Account	331,031,522	4,454,435
Vanguard Funds	Vanguard Long-term U.S. Treasury Portfolio Fund	135,753	1,479,711
Dreyfus Premier Funds	Dreyfus Premier Balanced Fund	33,619	490,169
			206,126,580
Participant Loans at an interest rate ranging from 9.25% to 10.5%			4,762,426
			$210,889,006

* Denotes party-in-interest

000057

LEAR CORPORATION HOURLY RETIREMENT SAVINGS PLAN

The report of independent public accountants included in the Lear Corporation Hourly Retirement Savings Plan financial statements as of December 31, 2000 and 1999 is a copy of a previously issued Arthur Andersen report and has not been reissued by Arthur Andersen.

ARTHUR ANDERSEN

LEAR CORPORATION HOURLY RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999

TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

LEAR CORPORATION

HOURLY RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

ARTHUR ANDERSEN

Report of Independent Public Accountants

Arthur Andersen LLP
Suite 2700
500 Woodward Avenue
Detroit MI 48226-3424
Tel 313 596 9000
Fax 313 596 9055
www.arthurandersen.com

To the Plan Administrator of
Lear Corporation Hourly Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of LEAR CORPORATION HOURLY RETIREMENT SAVINGS PLAN (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of changes in equity in Lear Corporation Master Trust and assets held for investment purposes at end of year are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Detroit, Michigan,
June 27, 2001.

LEAR CORPORATION

HOURLY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2000 AND 1999

	2000	1999
CASH EQUIVALENTS	$ 588,973	$ -
INVESTMENTS, at current value:		
Equity in Lear Corporation Master Trust	-	10,067,223
Barclays Money Market Fund	39,232,742	-
SSGA S&P 500 Index Fund	12,496,044	-
Davis New York Venture Fund	12,496,021	-
Lear Corporation Stock Fund	10,310,793	-
Dodge & Cox Balanced Fund	10,063,983	-
MFS Emerging Growth Fund	9,463,683	-
Dreyfus Premier Balanced Fund	6,780,428	-
EuroPacific Growth Fund	4,327,604	-
MFS Massachusetts Investors Growth Stock Fund	3,285,143	-
Bond Fund of America	3,335,258	-
Vanguard Long-term U.S. Treasury Portfolio Fund	163,554	-
Total investments	111,955,253	10,067,223
PARTICIPANT LOANS	5,409,224	-
CONTRIBUTIONS RECEIVABLE	2,124,931	200,078
ASSETS RECEIVABLE FROM MERGED PLANS	-	98,612,605
Total assets	120,078,381	108,879,906
LIABILITIES:		
Fees and expenses	96,229	6,377
Excess contributions payable	23,891	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 119,958,261	$ 108,873,529

The accompanying notes are an integral part of these statements.

LEAR CORPORATION

HOURLY RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000

INVESTMENT LOSS:	
Interest and dividend income	$ 6,047,596
Net realized and unrealized depreciation on investments	(8,605,599)
Total investment loss	(2,558,003)
CONTRIBUTIONS:	
Employee contributions	13,240,347
Employer contributions	10,869,253
Total contributions	24,109,600
BENEFIT DISTRIBUTIONS	(6,657,608)
EXPENSES	(313,165)
NET TRANSFERS OUT OF THE PLAN	(1,331,749)
DIVESTITURES	(2,164,343)
Net increase	11,084,732
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	108,873,529
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$119,958,261

The accompanying notes are an integral part of this statement.

000063

LEAR CORPORATION

HOURLY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1) PLAN DESCRIPTION

General

Effective January 1, 1997, Lear Corporation (the Company and Plan Sponsor) adopted the Lear Corporation Hourly Retirement Savings Plan (the Plan) for the benefit of eligible hourly non-bargaining employees.

Effective April 1, 1997, the Plan became a multi-employer plan within the meaning of Section 413(c) of the Internal Revenue Code (IRC).

Effective December 31, 1998, the accounts of non-union hourly Marlette division employees who transferred employment to Lear Donnelly Overhead Systems, Inc. were frozen. The Company acquired the remaining interests in Lear Donnelly Overhead Systems, Inc. during 1999. In 2000, these employees were eligible to resume contributions to the Plan, therefore reactivating their accounts.

Effective June 1, 1999, hourly employees formerly employed by the United Technologies Automotive operations of United Technologies Corporation became entitled to participate under this Plan.

Effective December 31, 1999, the net assets of the Lear Corporation Bargaining Hourly Umbrella Retirement Savings Plan (the Bargaining Plan) and the Masland Associates Security Plan (the Masland Plan) were merged into the Plan. All amounts credited to participants' accounts as of the effective merger date were unaffected. The net assets of the Bargaining and Masland Plans were reflected as assets receivable from merged plans in the accompanying financial statements as of December 31, 1999 and included as investments as of December 31, 2000.

Effective December 1, 2000, a divestiture was made for participants employed at the Sealant Operations located in St. Louis and Kansas City, which were sold by the Company.

This description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Master Trust

All assets of the Plan were held by the Lear Corporation Master Trust (the Master Trust) through January 3, 2000. The two other plans participating in the Master Trust during 1999 were the Lear Corporation Salaried Retirement Savings Plan and the Bargaining Plan, which was merged into the Plan as of December 31, 1999 as described in Note 1.

Effective January 3, 2000, the Master Trust was dissolved and separate trusts were established for the Lear Corporation Salaried Retirement Savings Plan and the Lear Corporation Hourly Retirement Savings Plan.

Eligibility

Generally, all full-time hourly employees of the Company who have completed one month to one year of service, as defined in the Plan agreement, or any part-time hourly employees who have completed 1,000 hours of service in one calendar year are eligible to participate in the Plan.

Contributions

Contributions to the Plan are made as follows:

Employee Contributions - Participants may elect to defer from 1% to 17% of their compensation each plan year, subject to Plan limitations. The amount of compensation participants elect to defer through payroll deductions is contributed to the Plan by the Company on their behalf.

Employer Contributions - The Company makes matching and/or primary contributions on behalf of each participant, subject to plan limitations. Employer matching contributions are generally 25%, up to the first 4%, of compensation contributed to the Plan, and are automatically invested in the Lear Corporation Stock Fund. The primary contribution formula is based on the number of hours worked by the employee.

Administration

The Plan administrator is responsible for general administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by the Plan's trustee. The trustee is responsible for daily administration of Plan activity, including investing Plan assets and distributing benefits to participants. Under a Master Trust Agreement dated January 1, 1997, the Company appointed Wachovia Bank of North Carolina (the Trustee) to act as trustee of the Plan. Effective February 1, 2000, the Company replaced Wachovia Bank of North Carolina with State Street Corporation as the Plan's Trustee. All of the Plan's assets were transferred to State Street on February 1, 2000.

Investment Options

The Plan agreement provides for the following investment options:

Bond Fund of America -	Bond fund consisting of corporate bonds, U.S. treasuries, asset and mortgage-backed securities.
Barclays Money Market Fund (formerly Fidelity Advisor Daily Money Fund) -	Money market fund consisting of investments in short-term debt securities with high credit ratings issued by U.S. and foreign corporations, governments, banks and U.S. agencies.
Lear Corporation Stock Fund -	Common stock fund consisting of investments in the common stock of Lear Corporation purchased in the open market.
Dodge & Cox Balanced Fund -	Balanced fund consisting of stocks of well-established companies and high-quality U.S. treasuries, mortgage-related bonds and corporate bonds.
SSGA S&P 500 Index Fund -	Index fund consisting of stocks of the Standard and Poor's 500 index.
Davis New York Venture Fund (formerly Fidelity Advisor Opportunities Fund) -	Growth fund consisting of common stocks of U. S. companies.
MFS Emerging Growth Fund -	Growth fund consisting of stocks of small and medium-sized companies early in their life cycle.
EuroPacific Growth Fund -	EuroPacific fund consisting of stocks of companies based outside the United States.
MFS Massachusetts Investors Growth Stock Fund -	Growth stock fund consisting of growth and other similar stocks.
Vanguard Long-term U.S. Treasury Portfolio Fund -	Treasury portfolio fund consisting of long-term U.S. Treasury bonds and other government-backed securities.
Dreyfus Premier Balanced Fund -	Balanced fund consisting of stocks similar to those of the Standard and Poor's 500 index and investment grade bonds.

Each plan participant may elect, from the various options provided in the Plan agreement, the percentage allocation of employee contributions among the funds.

The Plan provides for various investments which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Allocation of Earnings and Losses

The earnings and losses on Plan investments are allocated on a pro rata basis to the elective accounts of the individual participants.

Vesting of Benefits

Participants are immediately 100% vested in employee contributions and earnings thereon regardless of length of service. Participants generally become vested in employer contributions and earnings thereon at a rate of 20% per year and are 100% vested after completion of five years of service or upon retirement, total and permanent disability or death.

Plan Forfeitures

Forfeitures of participants' nonvested portion of employer contributions, as determined in accordance with the Plan provisions, are available to reduce future employer contributions. Forfeitures totaled approximately $188,000 and $34,000 in 2000 and 1999, respectively.

Distribution of Benefits

Distribution of benefits is made upon the occurrence of any one of the following:

Normal retirement of the participant at age 65;

Deferred retirement of the participant beyond age 65;

In-service withdrawal of the participant at age 59 1/2;

Total and permanent disability of the participant;

Death of the participant; or

Termination of employment.

Benefits due upon death are paid in a lump sum and are based on vested amounts in the participants' accounts. Benefits due upon termination, retirement, withdrawal, or disability are paid in a lump sum or through installments for up to twenty years payable quarterly or annually and are based on vested amounts in the participants' accounts. In addition, terminated participants with benefits due in excess of $5,000 may defer such benefits until age 65 or in the event that termination occurred after age 55, until age 70½.

Priorities Upon Termination of the Plan

In the event of complete discontinuance of employer contributions or total or partial termination of the Plan, the accounts of the participants affected by such actions shall become 100% vested and nonforfeitable. The Company currently has no intention to discontinue employer contributions or terminate the Plan.

Loans to Participants

Participants are allowed to borrow from the Plan amounts not to exceed the lesser of (a) $50,000 or (b) 50% of their vested account balances at an interest rate equal to the annual prime rate as published by the Wall Street Journal plus one percentage point. Repayment of any loan is made through employee payroll deductions, generally over a period of five years or less. Participant loans in the Plan as of December 31, 1999 were approximately $2,487,000 and are included in equity in Lear Corporation Master Trust in the accompanying statements of net assets available for benefits. Participant loans in the Bargaining Plan and Masland Plan as of December 31, 1999 were approximately $848,000 and $162,000, respectively, which transferred into the Plan in connection with the merger of plans described in Note 1.

Hardship Withdrawals

No amounts may be withdrawn from a salary deferral account before a participant terminates employment with the Company or attains the age of 59½, except by reason of financial hardship. All requests for hardship withdrawals require the consent of the Plan administrator.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

Accounting records are maintained by the Trustee on the cash basis of accounting. All necessary adjustments have been made to present the accompanying financial statements on the accrual basis of accounting.

Investments

Investment transactions are recorded on the trade date basis. Investments are stated at current value as determined by the Trustee. Current value, which is equivalent to market value, is the unit valuation of the security at year end.

Excess Contributions Payable

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $23,891 has been reflected in the statement of net assets available for plan benefits as of December 31, 2000.

Expenses

All direct costs and expenses incurred in connection with the Plan are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

000069

LEAR CORPORATION

HOURLY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

(3) MASTER TRUST

The Plan's interest in the assets of the Master Trust is included in the accompanying statement of net assets available for benefits as of December 31, 1999. Effective January 3, 2000, the Master Trust was dissolved. A summary of the assets of the Master Trust as of December 31, 1999 is as follows:

Investments, at market-	
Lear Corporation Common Stock	$ 31,404,864
Cash and short-term investments	69,124,527
Registered investment companies	173,555,929
Total investments	274,085,320
Loans	6,625,005
Total assets	$ 280,710,325

The Plan had a proportionate claim on the total assets and received a proportionate share of the investment income of the Master Trust. Allocations of assets of the Master Trust to the participating plans as of December 31, 1999 are as follows:

EIN 13-3386776, Plan 002 - Lear Corporation Salaried Retirement Savings Plan	$ 205,224,244
EIN 13-3386776, Plan 020- Lear Corporation Hourly Retirement Savings Plan	10,067,223
EIN 13-3386776, Plan 019- Lear Corporation Bargaining Hourly Umbrella Retirement Savings Plan	65,418,858
	$ 280,710,325

000070

(4) RELATED PARTY TRANSACTIONS

Participants have the option to invest in the Lear Corporation Stock Fund, which consists of investments in the common stock of the Plan sponsor. These transactions are exempt transactions with a party-in-interest.

(5) TAX STATUS

The Plan obtained its latest determination letter dated August 19, 1999, in which the Internal Revenue Service stated that the Plan, as designed on August 21, 1998, is in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

(6) NET REALIZED AND UNREALIZED DEPRECIATION IN CURRENT VALUE OF INVESTMENTS

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), depreciated in value as follows:

Mutual funds	$ (6,115,445)
Lear Corporation Common Stock	(2,490,154)
	$ (8,605,599)

(7) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2000 to Form 5500:

Net assets available for benefits per the financial statements	$119,958,261
Amounts allocated to withdrawing participants	(22,009)
Net assets available for benefits per the Form 5500	$119,936,252

At December 31, 1999, no amounts were allocated to withdrawing participants, therefore a reconciliation is not needed.

000071

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2000 to Form 5500:

Benefits paid to participants per the financial statements	$ 6,657,608
Add: Amounts allocated to withdrawing participants at December 31, 2000	22,009
Less: Amounts allocated to withdrawing participants at December 31, 1999	-
Benefits paid to participants per Form 5500	$ 6,679,617

Amounts allocated to withdrawing participants are recorded on Form 5500 as benefits paid for benefit claims that have been processed and approved for payment prior to December 31, 2000, but not yet paid as of that date.

(8) SUBSEQUENT EVENTS

Effective January 1, 2001, participants with participant contributions and unrestricted employer matching contributions to the Lear Corporation Stock Fund shall have voting rights associated with the stock, which shall be voted by the Trustee as directed by the participants.

Effective February 1, 2001, a divestiture of approximately $570,000 was made for participants employed at the Berne, Indiana facility, which was sold by the Company.

Effective May 1, 2001, the Lear-Donnelly Overhead Systems, L.L.C. Defined Contribution Pension Plan Hourly Employees – Holland and Marlette and the Lear-Donnelly Overhead Systems, L.L.C. Hourly 401(k) Plan were merged into the Plan. Benefits to participants are unaffected by the merger as all benefits earned up to the effective date of the merger were carried over.

LEAR CORPORATION

HOURLY RETIREMENT SAVINGS PLAN

EIN: 13-3386776 PN: 020

SCHEDULE OF CHANGES IN EQUITY IN LEAR CORPORATION MASTER TRUST

FOR THE YEAR ENDED DECEMBER 31, 2000

EQUITY IN LEAR CORPORATION MASTER TRUST, beginning of year	$ 10,067,223
NET PLAN TRANSFERS	(10,067,223)
EQUITY IN LEAR CORPORATION MASTER TRUST, end of year	$ -

000073

LEAR CORPORATION

HOURLY RETIREMENT SAVINGS PLAN

EIN: 13-3386776 PN: 020

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT END OF YEAR – SCHEDULE 4i

Identity of Party Involved	Description	Number of Units	Current Value
Barclays Global Investors	Barclays Money Market Fund	39,082,166	$ 39,232,742
SSGA Funds	SSGA S&P 500 Index Fund	572,688	12,496,044
Davis Funds	Davis New York Venture Fund	434,022	12,496,021
*Lear Corporation	Lear Corporation Stock Fund	1,411,401	10,310,793
Dodge & Cox	Dodge & Cox Balanced Fund	158,688	10,063,983
MFS Funds	MFS Emerging Growth Fund	211,337	9,463,683
Dreyfus Premier Funds	Dreyfus Premier Balanced Fund	465,050	6,780,428
American Funds	EuroPacific Growth Fund	138,353	4,327,604
MFS Funds	MFS Massachusetts Investors Growth Stock Fund	176,035	3,285,143
American Funds	Bond Fund of America	253,082	3,335,258
Vanguard Funds	Vanguard Long-term U.S. Treasury Portfolio Fund	39,583	163,554
			111,955,253
Participant Loans at an interest rate ranging from 9.25% to 10.5%			5,409,224
			$117,364,477

* Denotes party-in-interest

LEAR CORPORATION HOURLY 401(K) SAVINGS PLAN

The report of independent public accountants included in the Lear Corporation Hourly 401(k) Savings Plan financial statements as of December 31, 2000 and 1999 is a copy of a previously issued Arthur Andersen report and has not been reissued by Arthur Andersen.

ARTHUR ANDERSEN

LEAR CORPORATION HOURLY 401(K) SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999

TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

000076

LEAR CORPORATION HOURLY 401(K) SAVINGS PLAN

TABLE OF CONTENTS

ARTHUR ANDERSEN

Report of Independent Public Accountants

Arthur Andersen LLP
Suite 2700
500 Woodward Avenue
Detroit MI 48226-3424
Tel 313 596 9000
Fax 313 596 9055
www.arthurandersen.com

To the Plan Administrator of
Lear Corporation Hourly 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the LEAR CORPORATION HOURLY 401(K) SAVINGS PLAN (formerly THE LEAR CORPORATION PERSONAL SAVINGS PLAN FOR DELPHI HOURLY-RATE EMPLOYEES) (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and loans or fixed income obligations in default or classified as uncollectible are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Detroit, Michigan,
June 27, 2001.

LEAR CORPORATION HOURLY 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2000 AND 1999

	2000	1999
INVESTMENTS, at current value:		
Fidelity Retirement Money Market Fund	$ 794,283	$ 476,536
Fidelity U.S. Bond Index Fund	780,481	600,566
Other Income Funds	56,218	98,501
Balanced Funds	118,865	93,726
Spartan U.S. Equity Index Fund	432,607	360,567
Other Growth and Income Funds	373,111	258,823
Fidelity Blue Chip Fund	262,312	223,001
Other Growth Funds	1,223,781	711,173
International Funds	112,177	66,219
Lear Corporation Stock Fund	299,610	134,798
Total investments	4,453,445	3,023,910
PARTICIPANT LOANS	178,155	62,973
PARTICIPANT CONTRIBUTIONS RECEIVABLE	23,266	42,345
Total assets	4,654,866	3,129,228
EXCESS CONTRIBUTIONS PAYABLE	(25,301)	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 4,629,565	$ 3,129,228

The accompanying notes are an integral part of these statements.

000079

LEAR CORPORATION HOURLY 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000

INVESTMENT INCOME (LOSS):	
Interest and dividend income	$ 299,915
Net realized and unrealized depreciation on investments	(413,519)
Total investment loss	(113,604)
PARTICIPANT CONTRIBUTIONS	2,130,137
BENEFIT DISTRIBUTIONS	(518,961)
OTHER INCOME, NET	2,765
NET INCREASE	1,500,337
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	3,129,228
End of year	$4,629,565

The accompanying notes are an integral part of this statement.

000080

LEAR CORPORATION HOURLY 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1) PLAN DESCRIPTION

Effective September 1, 1998, Lear Corporation (the Company and Plan Sponsor) adopted The Lear Corporation Personal Savings Plan for Delphi Hourly-Rate Employees (the Plan) for the benefit of eligible U.S. hourly employees employed at Delphi Operations in conjunction with the Company's acquisition of the seating business of Delphi Automotive Systems, a division of General Motors Corporation.

Effective April 28, 2000, the Plan was renamed the Lear Corporation Hourly 401(k) Savings Plan.

This description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Eligibility

All U.S. hourly employees employed at the Auburn Hills and Grand Rapids plants who are non-union or are covered by a collective bargaining agreement that negotiates to participate in the Plan are eligible to participate in the Plan effective the first day of the first pay period following the completion of 90 days of employment.

Contributions

Contributions to the Plan are made as follows:

Employee Contributions – Participants may elect to defer from 1% to 25% of their compensation each plan year, subject to Plan limitations. The amount of compensation participants elect to defer through payroll deductions is contributed to the Plan by the Company on their behalf. In addition, employees eligible to receive payment from the Plan may elect to defer such payment until the age of 70½, provided the employee has not terminated employment prior to payment.

Employer Contributions – Plan provisions do not provide for Company contributions.

Administration

The Plan administrator is responsible for general administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by Fidelity Investments Institutional Operations Company, Inc. (the Trustee). It is the Trustee's responsibility to invest Plan assets and to distribute benefits to participants. The Trustee is also responsible for daily administration of Plan activity.

000081

Investment Options

The Plan agreement provides for a wide variety of investment options in the Fidelity Funds and the Lear Corporation Stock Fund and includes the following types of investments:

Money Market Fund -	Money market fund consisting of investments in short-term money market instruments such as corporate obligations, U.S. government obligations and certificates of deposit.
Fidelity U.S. Bond Index Fund -	Interim-term bond fund which seeks to replicate the price and interest performance of the debt securities in the Lehman Brothers Aggregate Bond index.
Income Funds -	Income funds consisting of investments in investment grade bonds.
Balanced Funds -	Balanced funds consisting of investments in high yielding U.S. and foreign securities, common and preferred stocks and all types of bonds.
Spartan U.S. Equity Index Fund -	Large-blend (value & growth) funds seek to provide investment results that correspond to the total return performance of common stock of US companies.
Growth and Income Funds -	Growth and income funds consisting of investments in income-producing stocks and bonds of domestic and foreign companies.
Fidelity Blue Chip Fund -	Large growth funds seek long-term capital appreciation through investments of common stock of blue-chip companies.
Growth Funds -	Growth funds consisting of investments in common stocks of companies that, in the opinion of the Fund's management, have above average growth potential.

International Funds -	International funds consisting of investments primarily in stocks and bonds of foreign companies.
Lear Corporation Stock Fund -	Common stock fund consisting of investments in the common stock of Lear Corporation purchased in the open market.

The Plan provides for various investments which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Allocation of Earnings and Losses

The earnings and losses on Plan investments are allocated on a pro rata basis to the elective accounts of the individual participants.

Vesting of Benefits

Participants are immediately 100% vested in employee contributions and earnings thereon regardless of length of service, and no portion of such accounts is subject to forfeiture.

Distribution of Benefits

Benefits may be distributed at the request of the participant upon the occurrence of any one of the following:

Attainment of age 59½;

Total and permanent disability of the participant;

Death of the participant; or

Termination of employment.

Benefits due to total and permanent disability or death are paid in a lump sum. Such benefits may be deferred until the later of attainment of age 70½ or termination of employment. Benefits due upon attainment of age 59½ or upon termination of employment are paid through installments, partial withdrawals or in a lump sum. In addition, terminated participants may elect to defer payment up to April 1 of the year the participant attains age 70½. In any event, the Company will make a lump sum payment to any participant if the amount owed is less than $5,000.

Loans to Participants

Participants are allowed to borrow from the Plan a minimum amount of $1,000, not to exceed the lesser of (a) $50,000 or (b) 50% of their account balance at an interest rate equal to the annual prime rate at the end of the preceding quarter. Repayment of any loan is made through employee payroll deductions, generally over a period of five years or less.

Other Withdrawals

No amounts may be withdrawn from a participant's deferral account before a participant terminates employment with the Company or attains the age of 59½, except by reason of financial hardship. Prior to receiving a hardship withdrawal, a participant must take all available asset distributions, withdrawals and loans under all applicable plans maintained by the Company. All requests for hardship withdrawals require the consent of the Plan administrator.

(2) SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

Accounting records are maintained by the Trustee on the cash basis of accounting. All necessary adjustments have been made to present the accompanying financial statements on the accrual basis of accounting.

Investments

Investment transactions are recorded on the trade date basis. Investments are stated at current value as determined by the Trustee. Current value, which is equivalent to market value, is the unit valuation of the security at year-end.

Expenses

Direct costs and expenses incurred in connection with the Plan are paid using undeliverable liquidated assets. Remaining expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
(Continued)

(3) EXCESS CONTRIBUTIONS PAYABLE

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $25,301 has been reflected in the accompanying statement of net assets available for benefits as of December 31, 2000.

(4) RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by the Trustee. These transactions are exempt transactions with a party-in-interest.

(5) TAX STATUS

The Plan obtained its latest determination letter dated October 17, 2000, in which the Internal Revenue Service stated that the Plan, as designed on August 31, 1998, is in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

(6) NET REALIZED AND UNREALIZED DEPRECIATION IN CURRENT VALUE OF INVESTMENTS

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value as follows:

Mutual funds	$ 4,246
Lear Corporation Stock Fund	(417,765)
	$(413,519)

(7) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2000 to Form 5500:

Net assets available for benefits per the financial statements	$ 4,629,565
Amounts allocated to withdrawing participants	(15,033)
Net assets available for benefits per the Form 5500	$ 4,614,532

At December 31, 1999, no amounts were allocated to withdrawing participants, therefore a reconciliation is not needed.

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2000, to Form 5500:

Benefits paid to participants per the financial statements	$ 518,961
Add: Amounts allocated to withdrawing participants at December 31, 2000	15,033
Less: Amounts allocated to withdrawing participants at December 31, 1999	-
Benefits paid to participants per Form 5500	$ 533,994

Amounts allocated to withdrawing participants are recorded on Form 5500 as benefits paid for benefit claims that have been processed and approved for payment prior to December 31, 2000, but not yet paid as of that date.

LEAR CORPORATION HOURLY 401(K) SAVINGS PLAN

EIN: 13-3386776 PN: 058

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT END OF YEAR – SCHEDULE 4i

Identity of Party Involved	Description	Number of Units	Current Value
* Fidelity Investments	Fidelity U.S. Bond Index Fund	73,700	$ 780,481
* Fidelity Investments	Fidelity Investment Grade Bond Fund	1,835	13,135
* Fidelity Investments	Fidelity Asset Manager Income Fund	229	2,689
* Fidelity Investments	Fidelity Freedom Income Fund	2,781	31,065
* Fidelity Investments	Fidelity Government Income Fund	945	9,329
* Fidelity Investments	Fidelity Blue Chip Fund	5,090	262,312
* Fidelity Investments	Fidelity Dividend Growth Fund	3,859	115,610
* Fidelity Investments	Fidelity Trend Fund	68	3,856
* Fidelity Investments	Fidelity Magellan Fund	848	101,198
* Fidelity Investments	Fidelity Contrafund	2,960	145,566
* Fidelity Investments	Fidelity Growth Company Fund	1,967	140,492
* Fidelity Investments	Fidelity Value Fund	181	8,375
* Fidelity Investments	Fidelity OTC Portfolio Fund	3,270	134,216
* Fidelity Investments	Fidelity Capital Appreciation Fund	154	3,427
* Fidelity Investments	Fidelity Disciplined Equity Fund	337	8,714
* Fidelity Investments	Fidelity Low Priced Stock Fund	854	19,747
* Fidelity Investments	Fidelity Stock Selector Fund	274	6,819
* Fidelity Investments	Fidelity Asset Manager Growth Fund	1,690	26,883
* Fidelity Investments	Fidelity Aggressive Growth Fund	5,833	210,967
* Fidelity Investments	Fidelity Export & Multinational Fund	599	10,108
* Fidelity Investments	Fidelity Small Capital Selector Fund	705	11,437
* Fidelity Investments	Fidelity Mid-Capital Stock Fund	2,172	56,605
* Fidelity Investments	Fidelity Freedom 2020 Fund	2,364	34,425
* Fidelity Investments	Fidelity Freedom 2030 Fund	4,265	63,971
* Fidelity Investments	Fidelity FiftyFund	1,120	20,726
* Fidelity Investments	Neuberger Berman Socially Responsive Trust	66	935
* Fidelity Investments	Domini Social Equity Fund	10	347
* Fidelity Investments	Fidelity Independence Fund	4,514	99,357
* Fidelity Investments	Spartan U.S. Equity Index Fund	9,242	432,607
* Fidelity Investments	Fidelity Fund	1,745	57,173
* Fidelity Investments	Fidelity Equity Income Fund	1,156	61,764
* Fidelity Investments	Fidelity Growth & Income Fund	1,725	72,612
* Fidelity Investments	Fidelity Real Estate Fund	1,047	19,361
* Fidelity Investments	Fidelity Convertible Securities Fund	437	9,072
* Fidelity Investments	Fidelity Utilities Fund	454	7,299
* Fidelity Investments	Fidelity Asset Manager Fund	3,337	56,128
* Fidelity Investments	Fidelity Equity Income II Fund	952	22,706
* Fidelity Investments	Fidelity Freedom 2000 Fund	2,237	26,421

* Denotes party-in-interest

000087

LEAR CORPORATION HOURLY 401(K) SAVINGS PLAN

EIN: 13-3386776 PN: 058

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT END OF YEAR – SCHEDULE 4i
(Continued)

Identity of Party Involved	Description	Number of Units	Current Value
* Fidelity Investments	Fidelity Freedom 2010 Fund	2,932	$ 40,575
* Fidelity Investments	Fidelity Overseas Fund	696	23,931
* Fidelity Investments	Fidelity Europe Fund	300	8,933
* Fidelity Investments	Fidelity Pacific Basin Fund	871	15,065
* Fidelity Investments	Fidelity International Growth and Income Fund	770	17,489
* Fidelity Investments	Fidelity Canada Fund	252	5,295
* Fidelity Investments	Fidelity Worldwide Fund	796	12,439
* Fidelity Investments	Fidelity Diversified International Fund	914	20,049
* Fidelity Investments	Fidelity International Bond Fund	986	8,240
* Fidelity Investments	Fidelity Emerging Markets Fund	72	580
* Fidelity Investments	Fidelity Global Balanced Fund	9	155
* Fidelity Investments	Fidelity Retirement Money Market Fund	794,283	794,283
* Fidelity Investments	Fidelity Puritan Fund	4,277	80,527
* Fidelity Investments	Fidelity Balanced Fund	2,524	38,339
* Lear Corporation	Lear Corporation Stock Plan	43,040	299,610
			4,453,445
Participant Loans at an interest rate of 8.50%, based on the prime rate			178,155
			$ 4,631,600

* Denotes party-in-interest

000088

LEAR CORPORATION HOURLY 401(K) SAVINGS PLAN

EIN: 13-3386776 PN: 058

FORM 5500 SCHEDULE G PART I-SCHEDULE OF LOANS OR FIXED INCOME

OBLIGATIONS IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE

AS OF DECEMBER 31, 2000

Identity and Address of Obligor	Original Amount	Amount Received During Report Year		Unpaid Balance At end Of Year	Detailed Loan Description	Amount Overdue	
		Principal	Interest			Principal	Interest
Edwards, Johnnie 304 Holly Park Dr. #1 Arlington, TX 76014	$1,701	$ -	$ -	$1,701	Originated 9/28/99, due 9/28/00, interest at 8.5%, secured by 50% of the participant's 401(k) account balance	$1,701	$ -
Monroe, Timothy 306 N. Union St. Sparta, MI 49345	$1,400	$ -	$ -	$1,400	Originated 3/29/99, due 3/29/00 interest at 8.5%, secured by 50% of the participant's 401(k) account balance	$1,400	$ -
Russell, Patricia 4187 Chasseral Dr. Comstock Park, MI 49321	$1,200	$ -	$ -	$ 705	Originated 3/8/99, due 3/8/00, interest at 8.5%, secured by 50% of the participant's 401(k) account balance	$ 705	$ -

000089